Exhibit 99.1

Color Star Technology Co., Ltd. (NASDAQ: CSCW) Regains Compliance with NASDAQ Minimum Bid Price Requirement

NEW YORK, October 11, 2022 /PRNewswire/ -- Color Star Technology Co., Ltd. (Nasdaq: CSCW) ("Color Star" or the "Company"), an entertainment technology company with a global network that focuses on the application of technology and artificial intelligence in the entertainment industry, announces today that on October 10, 2022, it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that since the closing bid price of the Company’s common stock has been at $1.00 per share or greater, it has regained compliance with the Nasdaq’s minimum $1.00 bid price per share requirement.

The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rule 5550(a)(2) and 5810(c)(3)(A) on October 27, 2021, and was given until April 25, 2022 to regain compliance. On April 26, 2022, the Company received an extension of another 180-calendar-day compliance period that it was eligible for an additional 180 calendar day period, or until October 24, 2022, to regain compliance.

On October 10, 2022, the Company received notice from Nasdaq confirming that for the last 10 consecutive business days, from September 26 through October 7, 2022, the closing bid price of the Company’s common stock has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.

About Color Star Technology Co., Ltd.

Color Star Technology Co., Ltd. (Nasdaq: CSCW) is an entertainment and education company that provides online entertainment performances and online music education services. Its business operations are conducted through its wholly-owned subsidiaries, Color Metaverse Pte. Ltd. and CACM Group NY, Inc. The Company’s online education is provided through its Color World music and entertainment education platform. More information about the Company can be found at www.colorstarinternational.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development, including the development of the metaverse project; product and service demand and acceptance; changes in technology; economic conditions; the growth of the educational and training services market internationally where CSCW conducts its business; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

For more information, please contact:

Color Star Investor Relations

250 Greenwich St, Suite 4621

New York, NY 10006

Office: (212) 410-5186

Email: ir@colorstarinternational.com